June 28, 2018

Todd C. Larson
Senior Executive Vice President and Chief Financial Officer
Reinsurance Group of America, Inc.
16600 Swingley Ridge Road
Chesterfield, MO 63017

       Re: Reinsurance Group of America, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-11848

Dear Mr. Larson:

        We have reviewed your May 11, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2018 letter.

Notes to Consolidated Financial Statements

Note 16. Short Duration Contracts, page 148

1. We acknowledge your response to our prior comment one. It appears that you have a total of at least $4.2 billion of liability for unpaid claims and claims adjustment expenses comprised of $2 billion related to short duration contracts (as shown on page 150 in the the reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expense) and $2.2 billion related to long duration contracts (as indicated in your response). We are unable to agree with your conclusion based on information you have provided in your response that information required by
      ASC 944-40-50-3 is not material. In this regard, information required by ASC 944-40-50-
 Todd C. Larson
Reinsurance Group of America, Inc.
June 28, 2018
Page 2
         3 includes much more than the ending balance of the liability for unpaid claims and claims adjustment expenses. As previously requested, please provide us the information required by ASC 944-40-50-3 separately by short duration and long duration contracts.
       You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 with any questions.

FirstName LastNameTodd C. Larson
Comapany NameReinsurance Group of America, Inc.
                                                             Division of
Corporation Finance
June 28, 2018 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName